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                                                                       Exhibit 6

November 10, 1998

The Board of Directors
Concentra Corporation
21 North Avenue
Burlington, MA 01803-3301

Members of the Board:

  You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders of Concentra Corporation ("Concentra" or the "Company") of the consideration to be received by such shareholders pursuant to the Agreement and Plan of Merger (the "Agreement"), dated November 10, 1998, by and among Concentra, Oracle Corporation ("Oracle") and a wholly-owned subsidiary of Oracle (the "Purchaser").

  The Agreement provides, in general, that the Purchaser will make a tender offer (the "Offer") for all of the outstanding shares of Common Stock of Concentra and the associated Series A Participating Cumulative Preferred Stock purchase rights at a price per share of $7.00 (the "Acquisition Price") net to the seller in cash. The obligation of the Purchaser to pay for the shares tendered will be subject to, among others things, there being tendered such number of shares as will, when added to any shares already owned by the Purchaser or Oracle, constitute at least 51% of the shares of Concentra, determined on a fully diluted basis. The Agreement further provides that, as soon as practicable after the completion of the Offer, the Purchaser will be merged into Concentra (the "Merger", and collectively with the Offer, the "Acquisition") and each share of Common Stock of Concentra and the associated purchase rights will be converted into the right to receive in cash an amount equal to the highest price paid per share in the Offer.

  The Agreement further provides that each holder of a Concentra stock option will receive a cash payment equal to the excess of (a) the Acquisition Price times the number of shares of Concentra Common Stock subject to such option that is vested and exercisable (including those options that become vested and exercisable as a result of the transaction) over (b) the aggregate exercise price of such option.

  It is our understanding that the parties intend that the transaction will be accounted for as a purchase for financial reporting purposes.

  For the purposes of rendering the Opinion, we have, among other things:


  (i)  reviewed a copy of the executed Agreement;

  (ii) discussed the terms of the Agreement with Concentra management and the Concentra Board of Directors;

  (iii) interviewed management of Concentra concerning the business prospects, financial outlook and operating plans of the Company;

  (iv) reviewed certain historical and certain projected financial statements and other relevant financial and operating data of Concentra prepared by the management of the Company;

  (v) assessed, in consultation with our associates in the Corporate Finance department of Volpe Brown Whelan & Company, LLC ("VBW&Co."), the positioning of the Acquisition, in an effort to evaluate Concentra's alternatives and strategic options and the potential market reaction to the Acquisition and the potential likelihood that the shareholders of Concentra would accept the Offer;
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  (vi) reviewed the valuation of selected publicly-traded companies we deemed relevant for the valuation analysis;

  (vii) reviewed the historical stock trading patterns of Concentra and analyzed the premium of the Acquisition Price in relation to historical Concentra stock trading ranges;

  (viii) reviewed premiums paid in comparable merger and acquisition transactions and merger and acquisition transaction generally in relation to the premium represented by the Acquisition Price at different times prior to the date of announcement;

  (ix) reviewed, to the extent publicly available, the financial terms of selected merger and acquisition transactions that we deemed relevant for the valuation analysis;

  (x) performed a discounted cash flow analysis of the SellingPoint business and the ICAD cash flow stream based upon financial projections of Concentra management;

  (xi) performed a maximum price payable for no dilution valuation based on the maximum non-dilutive price payable under purchase accounting conventions;

  (xii) performed a valuation analysis of LoanData based on a discount to the valuation established by the last investment round made in LoanData; and

  (xiii) performed such other studies, analyses and inquiries and considered such other information as we deemed relevant.

  VBW&Co. relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax, operating and other information provided to VBW&Co. by Concentra and has relied upon the assurances of Concentra that all such information is complete and accurate in all material respects and that there is no additional material information known to it that would make any of the information made available to VBW&Co. either incomplete or misleading.

  Concentra has also retained outside legal, accounting, and tax advisors to advise on matters relating to the Acquisition. Accordingly, VBW&Co. has assumed the accuracy of such advice for purposes of its opinion and has not independently verified or confirmed such advice and expresses no opinion on such matters.

  Although Concentra had discussions with third parties concerning possible business combinations, for purposes of this opinion we were not requested to consider, and we are expressing no opinion as to, the relative merits of the Acquisition as compared to any other business combination or alternative business strategies that might exist for Concentra or the effect of any other business combination in which Concentra might engage.

  With respect to the projected financial data of Concentra and its component businesses, all of which has been provided by the management of Concentra, VBW&Co. has relied upon assurances of Concentra that such data has been prepared in good faith on a reasonable basis reflecting the best currently available estimates and judgments of Concentra management as to the future financial performance of Concentra and its component businesses. Our Opinion is based, in large part, on these projected financial data and estimates.

  VBW&Co. is relying upon the information provided to it by Concentra for the purposes of rendering the Opinion. VBW&Co. expresses no opinion and has made no investigation with respect to the validity, accuracy or completeness of the information provided to it and does not warrant any projections included in such information. Actual results that Concentra might achieve in the future may vary materially from those used in VBW&Co.'s analysis.

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  VBW&Co. has assumed that the Acquisition will be consummated in accordance with the terms of the Agreement and that no subsequent material changes or amendments will be made prior to completion of the Acquisition. Any material changes could impact the VBW&Co. analysis and Opinion. VBW&Co. has, furthermore, not made any independent appraisals or valuations of any assets of Concentra or any of its component businesses, nor has VBW&Co. been furnished with any such appraisals or valuations. VBW&Co. has performed no investigations relating to the representations and warranties made by Concentra, Oracle or the Purchaser, including representations with respect to intellectual property rights and status of any litigation pending or threatened against any company. While VBW&Co. believes that its review, as described herein, is an adequate basis for the Opinion, the Opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the Opinion, and any change in such conditions would require a re-evaluation of the Opinion.

  The Opinion addresses only the fairness, from a financial point of view, of the Acquisition Price to Concentra and does not address the relative merits of the Acquisition and any alternatives to the Acquisition, Concentra's decision to proceed with or the effect of the Acquisition, or any other aspect of the Acquisition.

  The preparation of a fairness opinion involves various judgments as to appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, we believe our analyses and the factors utilized in such analysis must be considered as a whole and that considering any portion of such analyses or factors, without considering all analyses and factors could create a misleading or incomplete view of the process underlying the Opinion. In our analyses, we made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Concentra's control and are not susceptible to accurate prediction.

  No opinion is expressed herein as to the future trading price or range of prices of any securities of Concentra issued prior to the Acquisition. Furthermore, the Opinion does not constitute a recommendation as to the Board of Director's decision on whether to support the Acquisition and recommend it to Concentra's shareholders and does not constitute a recommendation to shareholders as to whether to tender their shares in the Offer or vote in favor of the merger. The Opinion and related materials have been prepared for the use and benefit of the Board of Directors of Concentra and may not be used for any other purpose, except that this opinion may be included in any filing which Concentra makes with the Securities and Exchange Commission with respect to, and distributed to the shareholders of Concentra in connection with, the Acquisition. Although developments following the date of the Opinion may affect the Opinion, VBW&Co. assumes no obligation to update, revise or reaffirm the Opinion.

  As a customary part of its investment banking business, VBW&Co. engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, VBW&Co. and its affiliates may actively trade the equity securities of Concentra or Oracle and its affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  VBW&Co. will receive a fee for rendering its Opinion, no portion of which is conditioned upon the Opinion being favorable. In addition, VBW&Co. is to be paid a fee upon the close of any combination transaction.

  Based upon and subject to the foregoing limitations and restrictions and after considering such other matters as we deem relevant, it is our opinion that, as of the date hereof, the Acquisition Price is fair, from a financial point of view, to the shareholders of Concentra.

Very truly yours,

VOLPE BROWN WHELAN & COMPANY, LLC

By: /s/ Steve Piper
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Steve Piper
Compliance Officer